Exhibit 99.1

Press release

Combined General Meeting of June 24, 2024

Paris (France) and Cambridge (Massachusetts, USA), June 7, 2024 – 07:30 am CET – Biophytis SA (Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics for age-related diseases, will hold its Combined General Meeting (CGM) on June 24, 2024 at 2pm at Sorbonne Université - Amphi Herpin - 4 Place Jussieu, 75005 Paris.

The notice of meeting, including the agenda, the draft resolutions and the terms and conditions of attendance, was published in Bulletin des Annonces Légales Obligatoires (BALO) no. 59 of May 15, 2024.

Information and preparatory documents for this General Meeting, including the voting form and the access map, are available on the Company's website (https://www.biophytis.com/en/action/assemblees-generales/biophytis-annual-general-meeting-2024/).

Shareholders are strongly encouraged to vote in advance of the CGM, by (i) post, (ii) appointing the Chairman of the meeting as proxy, or (iii) via the secure online platform VOTACCESS.

Votes must be submitted no later than three days before the general meeting (i.e. June 21, 2024) for proxy votes or postal votes and the day before for proxy votes or postal votes via VOTACCESS (i.e. June 23, 2024).

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular (sarcopenia, phase 3 ready and Duchenne muscular dystrophy), respiratory (Covid-19 phase 2-3 completed) and metabolic diseases (obesity, phase 2 to be started). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on OTC market (Ticker: BPTSY – ISIN: US09076G4010). For more information, visit www.biophytis.com

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Press release

Forward-looking statements

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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